

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
4000 MacArthur Boulevard
West Tower, Suite 200
Newport Beach, California 92660

> **Re:** **Griffin-American Healthcare REIT III, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed June 6, 2013**
> **File No. 333-186073**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 6

1.   We note your response to comment 4 of our prior letter dated April 29, 2013. We continue to believe that Mr. Jeffrey Hanson and Mr. Danny Prosky should be considered sponsors of Griffin-American Healthcare REIT II, formerly known as Grubb & Ellis Healthcare REIT II. Please revise your summary disclosure to briefly describe the positions held by each of Mr. Hanson and Mr. Prosky in Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors, briefly describe the bankruptcy of these entities and how the bankruptcy impacted Grubb & Ellis Healthcare REIT II.

Prior Performance Summary, page 106

2.   We note your response to comment 6 of our prior letter dated April 29, 2013. We continue to note your disclosure on page 106 that, prior to January 7, 2012, neither

American Healthcare Investors nor Griffin Capital served as a sponsor of GA Healthcare REIT II and information regarding GA Healthcare REIT II's performance prior to January 7, 2012 is not provided. We do not agree with your analysis that narrowly defines your sponsors. As a result, we continue to believe that you should provide prior performance in this section as well as prior performance tables relating to Griffin-American Healthcare REIT II since its inception, including any adverse business developments, an explanation of how American Healthcare Investors and Griffin Capital became the new adviser and dealer manager and a description of the Grubb & Ellis bankruptcy, including how it impacted GA Healthcare REIT II and, as applicable, other prior programs. We may have further comment.

Table III, page A-8

3.   Please tell us why the operating results of Hotel Palomar have not been provided in Table III. We note from page A-18 that the offering closed on August 16, 2007, which is within the five years ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Lauren Burnham Prevost, Esq. (*via e-mail*)